Exhibit 2.1

This agreement is filed as a translation from the original Portuguese language version and is supplied solely for informational purposes. The original version in the Portuguese language is the definitive agreement and is the version that has legal force and effect.

FIRST AMENDMENT TO THE SHARE PURCHASE AND SALE AGREEMENT

AND OTHER COVENANTS

By the present instrument,

(a)        MINERAÇÃO NAQUE S.A., a corporation, with head office in the City of Rio de Janeiro, in the State of Rio de Janeiro, at Avenida Graça Aranha, 26, 3º andar - parte, enrolled with the Brazilian Federal Taxpayers’ Registry (CNPJ/MF) under nº 33.931.486/0001-30, herein represented pursuant to its Bylaws, hereinafter referred to as “Buyer”;

(b)        BUNGE FERTILIZANTES S.A., a corporation, with head office in the City of São Paulo, in the State of São Paulo, at Avenida Maria Coelho Aguiar, 215, Bloco D, 5º andar, Zip Code 05805-000, enrolled with the Brazilian Federal Taxpayers’ Registry (CNPJ/MF) under nº 61.082.822./0001-53, herein represented pursuant to its Bylaws, hereinafter referred to as “BFE”;

(c)        BUNGE BRASIL HOLDINGS B.V., a company duly organized and existing under the laws of Holland, with head office in Weena, 320, 3012, NJ Rotterdam, Netherlands, enrolled with the Brazilian Federal Taxpayers’ Registry (CNPJ/MF) under No. 06.051.618/0001-67, herein represented by its attorney(s)-in-fact, hereinafter referred to as “BBH” and, jointly with BFE, the “Sellers”;

Buyer, BFE and BBH are hereinafter individually called “Party” and collectively “Parties”; and also,

(d)        VALE S.A., a joint-stock company, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, nº 26, Centro, CEP 20030-900, enrolled with the Brazilian Registry of Legal Entities (CNPJ/MF) under nº 33.592.510/0001-54, herein represented pursuant to its By-laws, hereinafter referred to as “Vale”;

(e)        BUNGE LIMITED, a company organized and existing under the laws of Bermudas, with head office in the City of White Plains, State of New York, at 50 Main Street, enrolled with the Brazilian Registry of Legal Entities (CNPJ/MF) under nº 06.051.618/0001-67, herein represented by its attorney(s)-in-fact, hereinafter referred to as “Bunge Ltd.”;

Exhibit 2.1

This agreement is filed as a translation from the original Portuguese language version and is supplied solely for informational purposes. The original version in the Portuguese language is the definitive agreement and is the version that has legal force and effect.

WHEREAS on January 26th, 2010, Sellers, Buyer, Vale and Bunge Ltd., the last two as consenting intervening parties, entered into the Share Purchase and Sale Agreement and Other Covenants (“Agreement”), by which, subject to certain conditions precedent set forth in the Agreement, which as of the present date have not occurred or been waived, Sellers will sell to Buyer all the Purchased Shares, representing 100% (one hundred percent) of the total and voting capital of BPI – Bunge Participações e Investimentos S.A., a corporation with headquarters in the city of São Paulo, São Paulo state, at Avenida Maria Coelho Aguiar, 216, Block D, 5th Floor, Room A, Jardim São Luís, CEP 05804-900, enrolled on the CNPJ/MF under no. 08.404.776/0001-89, with its incorporation papers on file at JUCESP under NIRE 35.300.335.805 (“Company”);

WHEREAS since the Company on this date has executed amendments to the lease agreements entered into with Companhia de Desenvolvimento Econômico de Minas Gerais – CODEMIG and Companhia Brasileira de Metalurgia e Mineração – CBMM, by which it has acquired rights that aggregate value to the Establishments, and thus must be considered in the Base Price, the Parties hereby agree to adjust the Base Price;

WHEREAS the Agreement establishes that the Closing must occur always on the last day of every month (or if this is not a Business Day, on the first Business Day thereafter), but the Parties, if all the conditions precedent established in the Agreement are satisfied, want to be able to conclude the purchase and sale of the Purchased Shares on a date other than the last day of the month (or the subsequent Business Day), and thus want to regulate the rules for calculating the Final Working Capital, Final Net Indebtedness and Changes to the Fixed Assets in this case.

NOW THEREFORE, the Parties enter into this First Amendment to the Agreement for Share Purchase and Sale Agreement and Other Covenants (“Amendment”), according to the following terms and conditions, which they mutually grant and accept, namely:

1.         DEFINITIONS

1.1       For purposes of this Amendment, except if otherwise set forth herein, the capitalized terms that are not defined here shall have the meaning attributed to them in the Agreement.

2.         AMENDMENTS TO THE AGREEMENT

2.1       The Parties agree that the Base Price shall be increased by R$104,500,000.00 (one hundred and four million and five hundred thousand reais), with the consequent alteration of Clauses 3.1 and 3.3 of the Agreement, which henceforth take on the following wording:

This agreement is filed as a translation from the original Portuguese language version and is supplied solely for informational purposes. The original version in the Portuguese language is the definitive agreement and is the version that has legal force and effect.

“3.1    Purchase Price. The purchase price of the Purchased Shares is US$3,800,000,000.00 (three billion, eight hundred thousand U.S. dollars), plus the amount of R$104,500,000.00 (one hundred and four million and five hundred thousand reais) (“Base Price”), reduced or increased by the Adjustment Value (“Purchase Price”).

(...)

3.3       Payment. The Purchase Price shall be paid as follows:

(a)    the amount corresponding to 100% (one hundred percent) of the Base Price shall be paid by Buyer to Sellers on the Closing Date, concomitantly with the transfer of the Purchased Shares, as per Clause 4.3(b), as follows: (i) the portion corresponding to US$1,649,960,000.00 (one billion, six hundred forty-nine million, nine hundred and sixty thousand U.S. dollars), converted into reais at the Conversion Rate applicable to financial settlement on the Closing Date, plus the amount of R$45,373,900.00 (forty-five million, three hundred seventy-three thousand and nine hundred reais), will be paid to BFE, in Brazilian currency, by transfer of immediately available funds to the current account held by Seller, to be communicated in writing to Buyer at least 3 (three) Business Days in advance of the Closing Date; and (ii) the remaining portion of US$2.150.040.000,00 (two billion, hundred and fifty million and forty thousand U.S. dollars), plus the amount in U.S. dollars equivalent to R$59,126,100.00 (fifty-nine million, one hundred twenty-six million and one hundred reais), converted into U.S. dollars at the same Conversion Rate applicable to financial settlement on the Closing Date, observing the provisions of Clause 3.4, will be paid to BBH, by means of the pertinent foreign exchange transaction to be contracted by Buyer with a banking institution authorized to operate in the foreign exchange market, for its remittance to the current account of BBH to be communicated in writing to Buyer at least 3 (three) Business Days in advance of the Closing Date; and (...)”

3.         RESPONSIBILITY FOR REGISTERING LEGAL ACTS

3.1.      The Parties recognize that the amendments executed with CBMM and CODEMIG related to the lease agreements extended thereby, and referred to in the second recital in the present instrument, have not yet been conclusively registered with the DNPM. However, the Parties agree that the referred registration shall not impede the conclusion of the Closing, and deem the conditions precedent established in Clauses 5.2 (b) and (c) of the Agreement to have been satisfied. Notwithstanding, the publication by CODEMIG of the extracts of referred

This agreement is filed as a translation from the original Portuguese language version and is supplied solely for informational purposes. The original version in the Portuguese language is the definitive agreement and is the version that has legal force and effect.

amendments to the lease agreements in the Official Gazette of the State of Minas Gerais shall occur prior to the Closing, as a condition precedent to the obligation of the Parties to conclude the Closing.

3.2.      Notwithstanding any provision otherwise contained in the Contract, BFE undertakes to perform all necessary acts for the formalization and registration of referred amendments to the lease agreements with CBMM and CODEMIG before the DNPM, and shall be liable for any obstacles for the referred registry before the DNPM related to acts, facts or events prior to the Closing.

4.         METHOD FOR CALCULATING THE FINAL WORKING CAPITAL, FINAL NET INDEBTEDNESS AND CHANGES TO THE FIXED ASSETS

4.1.      The Parties agree that, should they mutually decide to carry out the Closing on May, 2010, on any date other than the last day of the month (or, if this is not a Business Day, on the next Business Day thereafter), the Final Working Capital, Final Net Indebtedness and Changes to the Fixed Assets, for purposes of the Agreement, shall be calculated as of May 31st, 2010 and not as of the Closing Date, as originally provided for in Section 3.2 of the Agreement. All the other procedures for the revision of the Base Price established in Clause 3.2 and its sub-items must be observed by the Parties and their respective auditors.

4.2.      If the event provided for in Section 4.1 takes place in the period between the Closing Date and May 31st, 2010, including this last day, Buyer will cause the Company, including with respect to the Establishments and Assets and the Subsidiaries (to the extent of and subject to Company’s powers  as shareholder or quotaholders of each Subsidiary), to carry on its business in the ordinary course of business, so that any changes, within the aforementioned period, in the items that compose of the Final Working Capital, Net Indebtedness and the Changes to the Fixed Assets of the Company are consistent with the past practices of the Company. Without prejudice to the foregoing provision, within the aforementioned period, the Buyer undertakes not to approve or perform, with respect to the Company, and shall not permit the Company to approve or perform, without the prior consent of the Sellers, the acts provided for in Section 6.2 of the Agreement, as well as the execution of any other agreement with any related parties to the Buyer.

5.         RATIFICATION

5.1.      The Agreement and the Transaction Documents will be automatically adjusted as applicable to reflect the alterations set forth in this Amendment. The Parties hereby ratify the

This agreement is filed as a translation from the original Portuguese language version and is supplied solely for informational purposes. The original version in the Portuguese language is the definitive agreement and is the version that has legal force and effect.

other provisions of the Agreement and the Transaction Documents that have not been expressly altered by this Amendment.

In witness whereof, the Parties sign the present Amendment in [4 (four)] counterparts of equal content and form, in the presence of the 2 (two) witnesses indicated below.

São Paulo, May 21, 2010

BUNGE FERTILIZANTES S.A.

/s/ Marisa Aparecida Thurler Carvalho	/s/ Ariosto da Riva Neto
By: Marisa Aparecida Thurler Carvalho	By: Ariosto da Riva Neto
Title: Diretora	Title: Diretor

BUNGE BRASIL HOLDINGS B.V.

/s/ Milton Notrispe	/s/ Hildegard Gutz Horta
By: Milton Notrispe	By: Hildegard Gutz Horta
Title: Procurador	Title: Procurador

MINERAÇÃO NAQUE S.A.

/s/ Eduardo Jorge Ledsham	/s/ Felipe Klemperer
By: Eduardo Jorge Ledsham	By: Felipe Klemperer
Title: Procurador	Title: Procurador

VALE S.A.

/s/ Eduardo Jorge Ledsham	/s/ Felipe Klemperer
By: Eduardo Jorge Ledsham	By: Felipe Klemperer
Title: Procurador	Title: Procurador

This agreement is filed as a translation from the original Portuguese language version and is supplied solely for informational purposes. The original version in the Portuguese language is the definitive agreement and is the version that has legal force and effect.

BUNGE LIMITED

/s/ Milton Notrispe	/s/ Hildegard Gutz Horta
By: Milton Notrispe	By: Hildegard Gutz Horta
Title: Procurador	Title: Procurador

Witnesses:

1. /s/ Roberta Florido	2. /s/ Tania Bernardini
Name: Roberta Florido	Name: Tania Bernardini
ID: CPF. 297.934.278-50	ID: CPF. 047.010.278-04